FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                  25 June 2004





                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)





           Baltimore Technologies plc, Innovation House, Mark Road
                 Hemel Hempstead, Herts, HP2 7DN, United Kingdom
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Holding(s) in Company dated 25 June 2004


                           BALTIMORE TECHNOLOGIES PLC

London, UK - 25 June 2004: The Company has been notified of the following information in relation to the Agreement notified to the Company under section 204 of the Companies Act 1985 (the "Agreement"), details of which have been previously announced, that on 15 June 2004:

 a. Gareth Edwards of 69 Old Broad Street London EC2M 1NR who became party to the Agreement on 28 April 2004 as notified to the Company on the same date, transferred his 1 ordinary share in the company to Oliver Smith of 9-13 St Andrew Street London EC4A 3AF; and

 b. Jay Birch of 69 Old Broad Street London EC2M 1NR who became party to the Agreement on 28 April 2004 as notified to the Company on the same date, transferred his 1 ordinary share in the company to Dov Katz of 9-13 St Andrew Street EC4A 3AF.

Accordingly, the Company was notified that as of 23 June 2004 both Gareth Edwards and Jay Birch are no longer party to the Agreement and that Oliver Smith and Dov Katz are party to the Agreement. The shares held by Oliver Smith and Dov Katz are registered in their names but are held by each of them as nominee and trustee for Acquisitor Holdings (Bermuda) Ltd.

The Company was also given notice on 23 June 2004 that on 22 June 2004:

a. Geoff Nash of 8 Nelson's Row, London SW4 7JT transferred his 1 ordinary share in the Company to Acquisitor Holdings (Bermuda) Ltd of Clarendon House, 2 Church Street, PO Box HM 666, Hamilton HM CX, Bermuda; and

b. Neil Bennett of 85 Strand, London WC2R 0DW transferred his 1 ordinary share in the Company to Acquisitor Holdings (Bermuda) Ltd of Clarendon House, 2 Church Street, PO Box HM 666, Hamilton HM CX, Bermuda.

Accordingly, the Company was thereby given notice that Geoff Nash and Neil Bennett are no longer party to the Agreement as of 23 June 2004.

The Company was further notified on 23 June that following the purchase of 40,000 shares on 23 June 2004 by Acquisitor Holdings (Bermuda) Ltd., the parties to the Agreement now hold a total of 14,000,165 ordinary shares in the Company representing approximately 26.03% of the current issued share capital of the Company.

NOTE: The Company had been notified on 28 April 2004 that as of that date the following persons were party to the Agreement by virtue of Hanover Nominees Limited transferring one ordinary share to each of the following persons to be held as nominee and trustee for Acquisitor Holdings (Bermuda) Ltd.:

 a. Duncan Soukup of Clarendon House, 2 Church Street, PO Box HM 666, Hamilton HM CX, Bermuda;

 b. Timothy Lovell of 42 Stradella Road, London SE24 9HA;

 c. Geoff Nash of 8 Nelson's Row, London SW4 7JT;

 d. Nicholas Gill of 15 St Helen's Place, London EC3A 6DE;

 e. Robert Edgell of 15 St Helen's Place, London EC3A 6DE;

 f. Ian Rosenblatt of 9-13 St Andrews Street, London EC4A 3AF;

 g. Neil Bennett of 85 Strand, London WC2R 0DW;

 h. Ken Cronin of 85 Strand, London WC2R 0DW; and

 i. Janine Jardine of 85 Strand, London WC2R 0DW.

The Company had been further notified on that date that Hanover Nominees Limited transferred 1 ordinary share out of its holding in the Company to each of George Wardale, David Buchler and Robin Williams each of whom have been previously notified to the Company as parties to the Agreement.

                                    - ENDS -
For further information:
Baltimore Technologies plc
Alfredo Goyanes
01442 342 823

Smithfield
Andrew Hey
Nick Bastin
Will Swan
020 7360 4900



                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc





                By:

                Name:       Alfredo Goyanes
                Title:      Company Secretary




Date: 25 June 2004